UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                           Medisys Technologies, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0005
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584753 10 3
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

         Carl Anderson, 19235 Lutz Highway 41 North, Lutz, Florida 33549
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                   Copies to:

       Thomas E. Spencer                                   James R. Kruse
  19235 Lutz Highway 41 North                          Kruse, Landa & Maycock
      Lutz, Florida 33549                            50 West Broadway, Suite 800
    Telephone (813) 949-6251                         Salt Lake City, Utah 81010
    Facsimile (813) 949-9658                          Telephone (801) 531-7090
                                                      Facsimile (801) 531-7091

                                 March 23, 2001
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 584753 10 3                                          Page 2 of 9 Pages
- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Medisys Reform Committee Year 2001, LLC (FIN 59-3705513)

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |X|
         (b) |_|

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         SC

- --------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                   [X]


- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

- --------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               zero

      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                12,109,524 shares
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               zero

                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               12,109,524 shares

- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,109,524 shares

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]



- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 584753 10 3                                          Page 3 of 9 Pages
- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Brett J. Phillips

- --------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY



- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         SC

- --------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                   [X]

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

- --------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               zero

      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                12,109,524 shares
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               zero

                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               12,109,524 shares
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,109,524 shares

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             [ ]

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 584753 10 3                                          Page 4 of 9 Pages
- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William H. Morris

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |X|
         (b) |_|

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         SC

- --------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                   [X]


- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

- --------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               zero

      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                12,109,524 shares
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               zero

                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               12,109,524 shares
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,109,524 shares

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 584753 10 3                                          Page 5 of 9 Pages
- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Marilyn L. Morris

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         SC

- --------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                   |X|


- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

- --------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               zero

      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                12,109,524 shares
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               zero

                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               12,109,524 shares
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,109,524 shares

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 584753 10 3                                          Page 6 of 9 Pages
- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         E. Carl Anderson

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |X|
         (b) |_|

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         SC

- --------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                   [X]


- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

- --------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               zero

      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                12,109,524 shares
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               zero

                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               12,109,524 shares
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,109,524 shares

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO

- --------------------------------------------------------------------------------

Item 1. Security and Issuer

Title of the class of equity securities
  to which this statement relates:             Common stock, par value $0.005

Name and address of the principal
  executive offices of the issuer:             Medisys Technologies, Inc.
                                               144 Napoleon Street
                                               Baton Rouge, La. 70809

Item 2. Identity and Background

This statement is being filed by and on behalf of Medisys Reform Committee Year 2001, LLC, a Florida limited liability company ("MRC"), Brett J. Phillips ("Phillips"), William H. Morris ("Wm Morris"), Marilyn L. Morris ("Mln Morris"), and E. Carl Anderson ("Anderson") (MRC and such individuals together the "Reporting Persons"). Wm Morris and Mln Morris are husband and wife. The manager of MRC is Anderson.

The present principal occupations of each of the foregoing persons are as follows:

MRC:              making and managing its own investments.

Phillips:         Vice-President of New Business Development, Neutraceutical
                  Clinical Laboratories, Inc., 3542 Morris Street, St.
                  Petersburg, Florida 33777 (neutraceutical manufacturer and research and development of food preservatives) and Chief
                  Operating Officer of its subsidiary, American Medical
                  Specialties, 11800-B, 28th Street, St. Petersburg, Florida
                  33716 (medical equipment sales).

Wm Morris: retired executive and pharmacist, 2906 Smitter Road, Tampa, Florida 33624.

Mln               Morris: housewife, 2906 Smitter Road, Tampa, Florida 33624.

Anderson:         dietary supplement distribution and management, Health Care
                  Direct, Inc., 19235 Lutz Highway 41 North, Lutz, Florida
                  33549; owner and operator of Southern Resources Management, Inc., and other private ventures.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except that
(a) Phillips entered a plea of nolo contendere to a misdemeanor batter charge and a second charge of contributing to the delinquency of a minor on September 4, 1997, in Pinellas County Criminal Justice Court, Florida, for which he was sentenced to probation and to pay a fine of $200.

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Each of the individual Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The shares beneficially owned by the Reporting Persons were received by them in consideration of a transfer by such Reporting Persons and others to the Issuer of all of the issued and outstanding common stock of Phillips Pharmatech Labs, Inc. on December 22, 1998.

Item 4. Purpose of Transaction

The Reporting Persons believe that the value of the common stock of the Issuer has been adversely affected by the policies and practices of current directors and managers and intend to propose a slate of nominees for election as directors to replace all of the incumbent directors, except for perhaps outside directors who assure the Reporting Persons that they are in fact independent directors willing to support practices and policies the Reporting Persons believe are vital to proper management of the Issuer. The Reporting Persons intend to support policies, expressed in amendments to the bylaws or otherwise, to guide the newly constituted board of directors in supervising and reviewing the performance of the executive officers of the Issuer to determine whether and which, if any, of the current executive officers should be retained.

The Reporting Persons intend to file a proxy statement to solicit proxies in support of their nominees for election to the board of directors and to oppose the election as directors of current executive officers and others who do not endorse the measures to be proposed by the Reporting Persons.

The Reporting Persons intend to cause the Issuer to conduct a detailed review of the recent acts and transactions of the Issuer, particularly those to which executive officers and their affiliates were a party, to determine whether such transactions were on terms that were fair to the Issuer from a financial point of view and to take such action as may be appropriate in the circumstance.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this statement, MRC shares voting and dispositive power and, therefore, is deemed to own beneficially 12,109,524 shares of common stock of the Issuer, which constitutes 20.0% of the 60,419,254 shares issued and outstanding as reported by the Issuer in its quarterly report on Form 10-QSB for the quarter ended September 30, 2000.

(b) Each of the Reporting Persons may be deemed to share voting and dispositive power respecting all of such 12,109,524 shares that are held of record as follows.

                                                          Number      Percent

         Brett J. Phillips ................................2,475,260      4.1%
         William H. and Marilyn Morris(1)..................4,823,184      8.0
         E. Carl Anderson..................................4,811,080      8.0
                                                          ----------     -----
                  Total...................................12,109,524     20.0%
                                                         ===========     =====

         (1) Consists of 4,688,215 shares in the name of Marilyn Morris and 124,969 in the name of both.

Except for shared voting and dispositive power, each Reporting Person disclaims beneficial ownership in any shares registered in the name the other Reporting Persons.

(c) No Reporting Person effected any transactions in the common stock of the Issuer during the past 60 days or since the most recent filing on Schedule 13D (ss.240.13d-191), whichever is less.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no documents filed as exhibits to this statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2001                  Medisys Reform Committee Year 2001, LLC


                                        By /s/ E. Carl Anderson
                                           -------------------------------
                                           E. Carl Anderson, Manager


                                           /s/ Brett J. Phillips
                                           -------------------------------
                                           Brett J. Phillips

                                           /s/ William H. Morris
                                           -------------------------------
                                           William H. Morris

                                           /s/ Marilyn L. Morris
                                           -------------------------------
                                           Marilyn L. Morris

                                           /s/ E. Carl Anderson
                                           -------------------------------
                                           E. Carl Anderson